CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costargroup.com
NASDAQ: CSGP

July 16, 2015

VIA EDGAR AND EMAIL
Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 000-24531

Dear Mr. Krikorian:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2014, filed on February 26, 2015, the Company respectfully submits the following response to the comment included in your letter dated July 2, 2015. Your comment is set forth below, followed by the Company’s response.

* * * * *

Comment

Form 10-K for the Fiscal Year Ended December 31, 2014

Summary of Significant Accounting Policies

Revenue Recognition, Page F-9

1.
Please explain how your revenue recognition policy disclosures addresses revenue earned from your Apartments.com business. In this regard, it appears that Apartments.com earns revenue from advertising however your policy disclosure does not discuss this revenue stream. Indicate if all advertising revenue is subject to a subscription arrangement. If not, consider revising your disclosures to include advertising revenue. Further, consider expanding your MD&A results of operations disclosure to discuss underlying metrics (e.g., number of paid clicks and price per click). In addition, consider providing the disclosure required by ASC 280-10-50-40. Please advise.

Response

The Company respectfully advises the Staff that Apartments.com advertising revenue is generated by providing subscription-based advertising on its online marketplace for commercial real estate listings and apartment rentals. The Company charges a fixed monthly amount for these subscription-based advertising services. Advertising revenue generated from the Apartments.com business is not based on the number of paid clicks, price per click or other variable measurements. The advertising subscription contract rates are primarily based on the number of advertised properties and the prominence and placement of advertised properties in the search results.

The Company considered revenue generated from the Apartments.com business when preparing its revenue recognition policy disclosure. Because advertising revenue derived from the Apartments.com business is subject to a subscription arrangement, the Company believes its existing disclosures regarding subscription-based services incorporate the treatment of the Apartments.com advertising revenue. The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company intends to expand its existing disclosure in future filings to clarify that the advertising revenue derived from the Apartments.com business is subject to subscription arrangements.

The Company currently discloses metrics for subscription services, including subscription revenues of the Apartments.com business, in its MD&A results of operations disclosure. The Company believes these metrics are meaningful to investors. As previously noted, the advertising revenue generated from the Apartments.com business is not based on variable measurements and, as a result, metrics such as number of paid clicks and price per click are not relevant. The Company will continue to assess these and other metrics as the business continues to develop and grow. If, in the future, other metrics are deemed to provide meaningful disclosure to investors or gain similar significance to the metrics that are currently disclosed, the Company will include those metrics in its MD&A results of operations disclosure in its future periodic filings.

The Company considered the guidance in Accounting Standards Codification (“ASC”) 280-10-50-40, Segment Reporting, in assessing the disclosures related to revenues from its services. All of the Company’s information and advertising services are similar in that they are derived from the building-specific data collected and analyzed by its researchers and maintained in the Company’s database. The Company’s services offer customers specialized tools for accessing, analyzing and using different portions of its commercial real estate database to meet their individual information and advertising needs. The Company delivers these similar services through the Internet and the database is maintained on the Company’s servers. Due to the fact that the Company’s information and advertising services are all derived from its database of commercial real estate information, the Company respectfully advises the Staff that its current disclosure is consistent with the requirements of ASC 280-10-50-40, Segment Reporting.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing is responsive to your comment. The Company understands that you will be reviewing its response and may have additional comments. If you have any questions concerning the Company's response please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costargroup.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costargroup.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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